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                 May 14, 2020

       John A. Brooks
       President, Chief Executive Officer and Director
       Penn Virginia Corporation
       16285 Park Ten Place, Suite 500
       Houston, Texas 77084

                                                        Re: Penn Virginia
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2020
                                                            File No. 333-238137

       Dear Mr. Brooks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Hillary H. Holmes, Esq.